SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                    under the Securities Exchange Act of 1934


For the month of April, 2001.

                       LEADER MINING INTERNATIONAL, INC.
                       ---------------------------------
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
         -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F
                        -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No
                  -------                       -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467


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                                     FORM 23
                                (28 Day Renewal)


                NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND
     ACCOMPANYING DECLARATION PURSUANT TO SECTION 112 OF THE SECURITIES ACT

1 Name and address of reporting issuer.      LEADER MINING INTERNATIONAL, INC.

2 Date issuer became a reporting issuer.     MARCH 23, 2001

3 Name and address of selling security holder.

          SUITE 810, 400-5TH AVENUE S.W. CALGARY, ALBERTA T2P 0L6
          TEL: (403)234-7501       FAX: (403)234-7504

4 Amount or number and designation of securities of the reporting issuer held by the selling security holder (Instruction 1).

          987,143 COMMON SHARES

5 Amount or number and designation of securities of the reporting issuer proposed to be distributed by the selling security holder.

          300,000 COMMON SHARES

6 State, to the extent known to the selling security holder, the following particulars about the control position of the reporting issuer: name(s), securities of the reporting issuer held, offices or positions with the reporting issuer or selling security holder and any other material particular regarding such control position.

          JASI NIKHANJ, PRESIDENT
          987,143 COMMON SHARES

7 Proposed method of distribution.      PRIVATE AND SALE IN THE MARKET

8 Proposed date and places of commencement of distribution.  MARCH 30, 2001

9 If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities acquired pursuant to section 107(1)(e) of the Act, state the date and amount of the loan, pledge, mortgage or other encumbrance, the reasons for liquidating the debt and the circumstances of
default.          NO

10 State the date that the  selling  security  holder or creditor  acquired  the
securities.       N.A.


                   DECLARATION, CERTIFICATE AND UNDERTAKING.

The seller for whose account the securities to which this certificate relates are to be sold hereby:

(a) certifies as follows:

The seller of the securities that are to be sold to which this certificate relates hereby represents that he has no knowledge of any material change that has occurred in the affairs of the issuer of the securities that has not been generally disclosed and reported to the Executive Director, nor has he any knowledge of any other material adverse information in regard to the current and prospective operations of the issuer that have not been generally disclosed.

Form 23
Jasi Nikhanj

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(b) represents that to the best of his information and belief

     (i) no unusual effort has been and undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been or has been agreed to be paid in respect of such trade, and

     (ii) the transaction to which this notice of intention and declaration relate is a bona fide and arm's length transaction;

(c) represents that the appropriate hold period at section 112(1)(d) of the Securities Act shall be satisfied on the date of commencement of the distribution;

(d) undertakes that:

     (i) the notice required to be filed under clause (a), and

     (ii) the declaration required to be filed under clause (b) of section 112(3) of the Securities Act shall be renewed and filed at the end of 60 days after the original date of filing of this notice of intention and thereafter at the end of each 28 day period so long as any of the securities specified under this notice have not been sold or until notice has been filed that the securities so specified or any part thereof are no longer for sale;

(e) certifies that the information given in the answers to the questions in this notice of intention are true.

Date MARCH 23, 2001

JASI NIKHANJ
(name of selling security holder)

/S/JASI NIKHANJ
---------------------------------------
(Signature)

DIRECTOR AND PRESIDENT
(official capacity - please print)

INSTRUCTIONS:

1 In this form the "selling security holder" means the control person of a reporting issuer or a creditor of that control person, being a lender, pledgee, mortgagee or other encumbrancer that acquired securities of that reporting issuer pursuant to section 107(1)(e) or section 112 of the Securities Act.

2 In respect of paragraph 10, if the selling security holder is a creditor being a lendor, pledgee, mortgagee or other encumbrancer selling securities acquired pursuant to section 107(1)(e) or section 112 of the Securities Act, the appropriate hold period under section 112(1)(d) of the Securities Act shall be satisfied if that creditor or control person has, in the aggregate, held the securities for the appropriate hold period under section 112(1)(d) of the Securities Act. In setting out particulars under paragraph 10,

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the creditor of the control person shall set out the date of acquisition of the securities by the control person and the date of acquisition of those securities by the creditor.

3 If the space provided for any item is insufficient use additional sheets which refer to the item, are identified and are signed.

4 In Item 8, if the place of commencement of distribution is to be on the floor of an exchange, a statement to this effect and naming the exchange is sufficient.

5 Please file this notice in duplicate with the required fee. Cheques are payable to the Provincial Treasurer of Alberta.

6 Clause (d) of the Declaration, Certificate and Undertaking must be deleted if this Form is being used for the purposes of an exemption under section 123.1 of the Regulation.

IT IS AN OFFENSE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION SHALL BE PAID TO THE PROVINCIAL TREASURER IN ACCORDANCE WITH THE REQUIREMENTS OF SCHEDULE 1 TO THE REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.


FORM 23
JASI NIKHANJ



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

March 27, 2001                                 by:/s/Jasi Nikhanj
                                                  ------------------------------
                                                  Jasi Nikhanj, President